Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                                  May 25, 2010




Mr. Reid S. Hooper
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549

Re:      NewMarket Technology, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed May 5, 2010
         File No. 000-27917

Dear Mr. Hooper:

In response to your letter dated, May 21, 2010, regarding the above referenced filing of NewMarket Technology, Inc. (the Company), we are submitting this amendment on Schedule 14C . We believe this amendment should solve the problems raised in your comments.

Proposal Recommended by the Board of Directors, page 5

1. We note the disclosure that without additional shares authorized, the Company may find itself unable to raise any more capital through shares if it has issued all of its authorized shares. In addition, we note the disclosure that the Company is contemplating a number of acquisitions which may require the issuance of additional shares of common stock. Please revise to disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available to pursuant to the proposed increase in authorized common stock.

We have revised our disclosure on page 5 that makes it clear to the reader, that at this time we have not identified any business acquisitions or have entered into any agreements for the sale of common stock.

Beneficial Ownership, page 10

2. Because you have more than one class of voting securities, please add column(s) to the table on page 10 as appropriate in order to reflect such voting power with respect to any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. We note the disclosure on page four of the Information Statement that the prior consent to increase the authorized capital of the Company was obtained from the majority shareholder of the Series K Preferred Super Majority Voting Stock. Refer to Item 403 of Regulation S-K.

In response to your comment above, we have substantially revised the Beneficial Ownership table on page 10 to include information regarding the Series K Preferred Super Majority Voting Stock.

If you can review these documents, and let us know if they are satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention to this matter.



                                   Sincerely,



                                 /s/Michael A. Littman
                                 ---------------------
                                    Michael A. Littman
MAL:kjk